MIND CTI Reports 170% Rise in Operating Income for Third Quarter

* $4.7 Million Nine Months Net Income
* Revenue for Third Quarter increases 37%

Key Highlights
  Revenues were $4.6 million, a 37% increase over the third quarter of 2003.
  Net income of $0.08 per diluted share, exceeding guidance of $0.07.
  Sequential quarterly revenue growth of 7%.
  10th consecutive quarter of revenue growth and improved profitability of operations.
  Five new customers and four license upgrades around the world.
  Guidance: Expected revenue growth of 37% for full year 2004 and 20% operating margins in Q4 2004.

Yoqneam, Israel, October 25, 2004- MIND C.T.I. LTD. (NASDAQ: MNDO), a leading global provider of real-time mediation, provisioning, rating, billing and customer care solutions for pre-paid and post-paid voice, data and video, today announced results for the third quarter ended September 30, 2004.

Monica Eisinger, President and CEO, commented: "Our conservative approach in building our business continues to prove itself as ideal for the existing environment. We believe that MIND gained market share during the last two years and continues to do so. Our product-based approach and our customer-oriented business model enabled us to grow revenues for the tenth consecutive quarter. At the same time, the lasting challenging global environment created acquisition targets at reasonable valuations and we strive to locate the right addition that will enable us to significantly further enlarge the company.

MIND's know-how in the IP space enables us to successfully deploy "best-in-class" solutions for Service Enabling of IP services in the wireless arena and convergent billing for carriers that provide both traditional and IP services. We expect that our cost structure and our high gross margins will enable us to reach over 20% operating margins in the near future."

New Executive Addition
We are in a continuous process of gradually increasing the company size and continue to add experienced people to further support the growth and strengthen our management team. Our new CTO, Mr. Doron Segal, brings vast experience with design and implementation of complex telco-grade systems. Recently Mr. Segal was AVP at Comverse, with responsibility for technical requirements and system level design for most Comverse products and customer projects. As the company CTO he will be responsible for the system architecture, product design and maintaining MIND's technological leadership.

As of September 30, 2004, we had 243 employees in our offices in Israel, Romania, the United States and China.

Financial Highlights of Q3 2004

  Revenues were $4.6 million, a 37% increase over the third quarter of 2003.
  Operating income was $809 thousand, a 170% increase over the third quarter of 2003 and interest income was $1.04 million.
  Net income was $1.81 million or $0.08 per diluted share, compared with a net income of $915 thousand or $0.04 per share in the third quarter of 2003.

Sales Highlights
During the third quarter, our bookings included five new customer wins, as well as four license upgrades:

  MIND was chosen by a large VoIP carrier to implement an end-to-end mediation, billing and customer care solution for the carrier's prepaid traffic. The implementation will start in Q4 and includes milestones over the following 12 months.
  MIND was chosen by three additional VoIP carriers, one in Asia, and two in the Americas to support their plan to offer IP voice services.
  A major European carrier selected our Service Enabling solution for IP services over wireless networks for one location in Europe. This solution includes active mediation for IP equipment.
  We have been awarded four license upgrades: two at European customers, one in US and one in Africa.

Revenue Distribution for Q3 2004
Revenue from our customer care and billing software totaled $4.01 million, while revenue from our enterprise call management software was $597 thousand. The revenue breakdown from our business lines of products was $2.9 million, or 64%, from licenses, $1.2 million, or 25%, from maintenance and $506 thousand, or 11%, from services.

Conference Call Information
MIND will host a conference call on October 26, at 8:30 a.m., Eastern Standard Time, to discuss the Company's third quarter and 2004 results as well as other financial and business information. The call will be carried live on the Internet via www.fulldisclosure.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

About MIND
MIND is a leading global provider of real-time mediation, rating, billing and customer care solutions for pre-paid and post-paid voice, data and content. Our customers include worldwide leading carriers servicing millions of subscribers, using our end-to-end solutions for the deployment of new services. MIND operates from offices in Europe, the United States, China and Israeli headquarters.

For financial information, reports and presentations, please visit the Investor Relations site: http://www.mindcti.com/ir

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

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CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30		December 31
	2004	2003	2003
	(Unaudited)	(Unaudited)	(Audited)

	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$7,870	$6,085	$4,391
Accounts receivable:
Trade	3,071	1,476	2,181
Interest accrued on long-term bank deposits	1,511	*958	*482
Other	800	848	*864
Inventories	11	14	11

T o t a l current assets	13,263	8,423	7,929
LONG-TERM BANK DEPOSITS	47,000	*40,000	*40,000
PROPERTY AND EQUIPMENT, net ofaccumulated depreciation and amortization	1,768	1,230	1,182
OTHER ASSETS, net of accumulated amortization	785	886	868

T o t a l assets	$62,816	$51,497	$49,979

Liabilities and shareholders' equity
CURRENT LIABILITIES -
Accounts payable and accruals:
Trade	$322	$224	$718
Other	3,619	3,198	2,723

T o t a l current liabilities	3,941	3,422	3,441
BANK LOANS	10,000
EMPLOYEE RIGHTS UPON RETIREMENT	1,117	942	998

T o t a l liabilities	15,058	4,364	4,439

SHAREHOLDERS' EQUITY:
Share capital	53	52	53
Additional paid-in capital	58,728	61,187	58,514
Accumulated deficit	-11,023	-14,106	-13,027

T o t a l shareholders' equity	47,758	47,133	45,540

To t a l liabilities and shareholders' equity	$62,816	$51,497	$49,979

* Reclassified.

I

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended September 30		Three months ended September 30		Year ended December 31,
	2004	2003	2004	2003	2003
	(Unaudited)		(Unaudited)		(Audited)

	U.S. $ in thousands (except per share data)

REVENUES	$12,926	$9,294	$4,602	$3,363	$12,936
COST OF REVENUES	3,189	2,306	1,102	852	3,208

GROSS PROFIT	9,337	6,988	3,500	2,511	9,728
RESEARCH AND DEVELOPMENT EXPENSES - net	2,870	2,430	1,024	848	3,319
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Selling	3,460	2,945	1,130	1,067	4,065
General and administrative	1,243	853	537	296	1,149

OPERATING INCOME	2,164	760	809	300	1,195
FINANCIAL AND OTHER INCOME - net	2,697	1,869	1,044	618	2,607

INCOME BEFORE TAXES ON INCOME	4,861	2,629	1,853	918	3,802
TAXES ON INCOME	121	75	44	3	169

NET INCOME	$4,740	$2,554	$1,809	$915	$3,633

EARNING PER SHARE:
Basic	$0.23	$0.12	$0.09	$0.04	$0.18

Diluted	$0.22	$0.12	$0.08	$0.04	$0.17

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS PER ORDINARY SHARE - IN THOUSANDS:
Basic	21,056	20,690	21,089	20,703	20,732

Diluted	21,511	21,173	21,486	21,183	21,143

II

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30		Three months ended September 30		Year ended December 31,
	2004	2003	2004	2003	2003
	(Unaudited)		(Unaudited)		(Audited)

	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$4,740	$2,554	$1,809	$915	$3,633
Adjustments to reconcile net income to net cash provided by or used in operating activities:
Depreciation and amortization	520	617	172	199	806
Accrued severance pay - net	119	*133	62	*9	189
Capital gain on sale of property and equipment - net	-12	-11	-18	-7	-35
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	-890	550	-720	152	-155
Interest accrued on long-term bankdeposits	-1,029	-1,502	-628	-578	1,149
Other	64	-190	27	-114	(206)
Decrease in Inventories					3
Increase (decrease) in accounts
payable and accruals:
Trade	-396	57	-999	-360	551
Other	896	689	176	536	214

Net cash provided by (used in) operating activities	4,012	2,897	-119	752	6,149

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-1,030	-382	-328	-90	-499
Amounts withdrawal (funded) in respect of accrued severance pay	-67	*(73)	-37	*2	-105
Investments in long-term bank deposits	-10,000	-40,000		-3,000	-77,000
Withdrawal of long-term bank deposits	3,000	32,175			67,000
Proceeds from sale of property and equipment	86	59	79	19	109

Net cash used in investing activities	-8,011	-8,221	-286	-3,069	-10,495

CASH FLOWS FROM FINANCING ACTIVITIES:
Bank loans received	10,000
Employee stock options exercised and paid	214	97	94	97	354
Dividend paid	-2,736				-2,929

Net cash provided by (used in) financing activities	7,478	97	94	97	-2,575

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,479	-5,227	-311	-2,220	-6,921
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,391	11,312	8,181	8,305	11,312
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$7,870	$6,085	$7,870	$6,085	$4,391

III

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